August 8, 2014

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Korea Development Bank

The Republic of Korea

Registration Statement under Schedule B

File No. 333-197061

Filed June 27, 2014

Dear Ms. Quarles:

On behalf of our clients, The Korea Development Bank (“KDB”) and The Republic of Korea (the “Republic” and, together with KDB, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated July 21, 2014, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-197061) (the “Registration Statement”) filed with the Commission on June 27, 2014. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“AMENDMENT No. 1”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of AMENDMENT No. 1.

Ms. Ellie Quarles

August 8, 2014

General

1.	Please update all statistics to provide the most recent data available.

In response to the Staff’s comment, the Registrants have updated all data to the extent available, including GDP information on page 161, inflation and unemployment information on page 167, the Korea Composite Stock Price Index on page 174, exchange rate on page 178, current account surplus on page 183, trade surplus on page 184, foreign currency reserve on page 186 and consolidated central government revenues and expenditures on pages 186 and 187.

The Korea Development Bank, page 3

2.	Please include information on the anticipated restructurings as a result of the merger between KDBFG and KoFC, such as changes to the overseas finance business and the sale of subsidiaries.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 4.

3.	We note news reports indicating that trade issues could arise between the United States and the Government as a result of the Government’s decision to halt its plan to privatize KDB. To the extent material, please discuss these developments.

In March 2014, the Office of the U.S. Trade Representative released the annual 2014 National Trade Estimate Report on Foreign Trade Barriers (the “2014 Trade Report”), which examines and identifies trade barriers in over 60 countries and territories, including those in the Republic. In the 2014 Trade Report, the U.S. Trade Representative described the Korean government’s plans to halt KDB’s privatization and said that “it will continue to monitor the lending policies of the KDB and other government-owned or affiliated financial institutions, as well as the plans for privatization.”

In April 2014, the trade union of Korea Finance Corporation (“KoFC”) and a member of the National Assembly of one of the minority political parties, citing the 2014 Trade Report, asserted that the Korean government’s plan to halt KDB’s privatization and merge KoFC into KDB could weaken trade relations with the U.S. and possibly violate the U.S.-Korea Free Trade Agreement because the merger of KoFC into KDB and the renewed focus in policy banking would be contrary to the principles of free trade.

The Registrants do not believe these assertions are valid or material. The U.S.-Korea Free Trade Agreement does not obligate the Korean government to privatize KDB nor does it prevent KoFC from being merged into KDB. In fact, the U.S.-Korea Free Trade Agreement identifies KDB and other government-owned or affiliated financial institutions as “Government Sponsored-Institutions” that are afforded special treatment, including the government’s support. As for the statement by the U.S. Trade Representative in the 2014 Trade Report, the Registrants note that the U.S. Trade Representative has routinely made similar statements in annual trade reports for the past several years. As of the date of this response letter, the Registrants are not aware of any additional statements or actions contemplated by the U.S. regarding KDB and the plans for KDB’s merger with KoFC.

Ms. Ellie Quarles

August 8, 2014

4.	To the extent material, please discuss the Financial Supervisory Service’s investigation into KDB regarding loans made to STX and the Dongbu Group.

In response to the Staff’s comment, the Registrants have added disclosure on page 14.

5.	Please include a discussion of KDB’s credit policies, credit approval and risk management functions or include a cross reference to the discussion in the financial statements.

In response to the Staff’s comment, the Registrants have added disclosure on page 15.

The Korea Development Bank, page 3

6.	In light of recent events, provide some additional background, such as government reports or studies relating to the amendments to the KDB Act described on page 6.

In response to the Staff’s comment, the Registrants have added disclosure on pages 3 and 4.

2013, page 11

7.	Please disclose whether these loans to financially troubled companies and impairment losses with respect to certain loan arrangements are the result of economic or financial developments in the Korean economy.

In response to the Staff’s comment, the Registrants have added disclosure on page 11.

Loans to Financially Troubled Companies, page 13

8.	To the extent material, please discuss the implications of KDB’s loans to troubled large companies, such as the impact on KDB’s future net income. Additionally, please disclose KDB’s expectations about whether it will need to increase its loan loss provisions.

In response to the Staff’s comment, the Registrants have added disclosure on page 14.

Loans by Industry Sector, page 16

9.	Please identify the components in the “Other” line item in the tables to the extent that they represent significant industry sectors.

In response to the Staff’s comment, the Registrants have added disclosure in footnote number 2 on page 16 and footnote number 1 on page 17 to identify significant industry sectors in the “Other” line item.

Ms. Ellie Quarles

August 8, 2014

Loans by Categories, page 17

10.	Please consider including a line item for local currency loans denominated in foreign currencies in the table setting out equipment capital and working capital loans by categories.

In response to the Staff’s comment, the Registrants have added the line item on page 18.

Investments, page 19

11.	Please clarify which department or agency specifically instructs KDB to take a controlling interest in a company.

In response to the Staff’s comment, the Registrants have identified on page 20 that the Financial Services Commission instructs us to take a controlling interest in a company when the acquisition is necessary for the corporate restructuring of the company.

12.	In the first sentence, please clarify that KDB may take an ownership interest in an entity as a result of a restructuring.

In response to the Staff’s comment, the Registrants have added the disclosure on page 20.

Sources of Funds, page 21

13.	To the extent material, please discuss KDB’s decision to increase its foreign-current debt target and KDB’s issuances of bonds in the domestic and international capital markets post December 31, 2013.

In response to the Staff’s comment, the Registrants have added the disclosure on page 23.

Independent Auditors’ Report, page 31

14.	Please remove the limitation included in the auditors’ report indicating that the report is for use by those knowledgeable about Korean auditing standards and their application in practice.

In response to the Staff’s comment, the Registrants and independent auditors have removed the limitation language in the auditor’s report.

Other Assets, page 71

15.	As appropriate, please discuss the underlying reasons for the material changes in accounts receivable and unsettled domestic exchange receivables.

Accounts receivable and unsettled domestic exchange receivables are settled in three to five business days. As the settlement cycles are not synchronized with the end of every year, the fluctuation in amounts of such receivables are expected and happen in the ordinary course of banking business from year to year. The Registrants also note that as a percentage of total assets as of December 31, 2012 and December 31, 2013, such fluctuations are not significant. Accordingly, the Registrants respectively submit that they do not believe the underlying reasons for the changes in such receivables are material.

Ms. Ellie Quarles

August 8, 2014

Republic of Korea, page 147

16.	Please update the disclosure for the Republic in response to the comments in our letter dated July 2, 2014.

In response to the Staff’s comment, the Registrants have updated the disclosure for the Republic in response to the comments in the Staff’s letter dated July 2, 2014.

Government and Politics, page 149

17.	To the extent material, please discuss any effect of the replacement of Hyun Oh-seok with Choi Kyung-hwan as Deputy Prime Minister and Minister Strategy and Finance on the Korea Development Bank and the Republic of Korea.

In July 2014, Choi Kyung-hwan was inaugurated as Deputy Prime Minister and Minister of Strategy and Finance, replacing Hyun Oh-seok, as part of a reshuffling of cabinet ministers by the Park administration. Before his appointment as Deputy Prime Minister and Minister of Strategy and Finance, Mr. Choi served as the floor leader of the ruling Saenuri Party and previously served as Minister of Knowledge Economy (present position known as Minister of Trade, Industry and Energy) in the previous administration from September 2009 to January 2011. Mr. Choi also has a Ph.D. in Economics from the University of Wisconsin-Madison. The Registrants believe Mr. Choi is duly qualified to serve as Deputy Prime Minister and Minister of Strategy and Finance, and he is expected to execute President Park’s economic policies to improve the Korean economy. The Registrants do not anticipate Mr. Choi’s inauguration to have any material effect on KDB or the Republic.

Exhibit M-2

18.	Please request counsel to delete the statement that the “opinion is addressed to and is solely for the benefit of the Registrants.” Refer to Section II.B.3.d. of Staff Legal Bulletin 19 (October 14, 2011).

The Korean counsel has deleted the limitation language (including the statement that the “opinion is addressed to and is solely for the benefit of the Registrants”) in Exhibit M-2 to comply with guidance provided in Section II.B.3.d of Staff Legal Bulletin 19 (October 14, 2011).

Ms. Ellie Quarles

August 8, 2014

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

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We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or AMENDMENT No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han

Jinduk Han

cc:	Jae-Ik Kim, The Korea Development Bank
Jin Hwan Sah, The Korea Development Bank
Suk-Kwon Na, The Republic of Korea